AMERICAN STOCK EXCHANGE®
Equities Options ETFs

1-7182

Richard A. Mikaliunas
Senior Vice President
Capital Markets

American Stock Exchange
86 Trinity Place
New York, NY 10006-1872
T 212 306 1807
F 212 306 2066
richard.mikaliunas@amex.com

RECD S.E.C.
APR 26 2002
080

02029465

Cert AMX

April 26, 2002

PROCESSED
MAY 08 2002
THOMSON FINANCIAL P

Ms. Willie Mae Stroud
Filer Support - 2
Room 1004, Mail Stop 1-4
Office of Filing Information & Consumer Services
Division of Market Regulation
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Dear Ms. Stroud:

This is to certify that the American Stock Exchange, (the "Exchange") received from Merrill Lynch & Co., Inc. (the Registrant) a copy of the Company's Registration Statement on Form 8-A for the registration of the following security:

Callable Market Index Target-Term Securities
Due May, 2009 linked to the S&P 500 Index

We further certify that the above security has been approved by the Exchange for listing and registration, upon official notice of issuance, and understand that the 8A will be immediately effective upon your receipt of same, in accordance with SEC Rule 3a12-11.

Sincerely,

Richard Mikaliunas